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December 28, 2012	Renee E. Laws (617) 235-4975 renee.laws@ropesgray.com

VIA EDGAR

Mr. John Ganley, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Managers AMG Funds (Registration Nos. 333-84639 and 811-09521)

Dear Mr. Ganley:

I am writing on behalf of Managers AMG Funds (the “Trust”) to respond to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) to Post-Effective Amendment No. 95 under the Securities Act of 1933, as amended (the “1933 Act”), to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) filed on October 18, 2012, relating to TimesSquare International Small Cap Fund (the “Fund”), a series of the Trust. The Trust appreciates this opportunity to respond to the Staff’s comment. The Staff’s comment and the Trust’s response are set forth below.

1. Comment: Please explain supplementally why a market capitalization of $5 billion is an appropriate upper limit for what the Fund considers to be a non-U.S. small capitalization company.

Response: Although $5 billion is arguably an appropriate upper limit to the range for any small capitalization fund, the Trust understands that the investment community generally considers international small cap to encompass a broader capitalization range than domestic small cap. Furthermore, the Trust submits that it could, for example, define non-U.S. small cap securities significantly more broadly by reference to a broad-based securities market index (consistent with wide-spread industry practice). One common index for international small capitalization funds is the S&P Developed Ex-U.S. SmallCap Index (a sub-index of the S&P Developed SmallCap Index, which comprises the stocks representing the lowest 15% of float-adjusted market cap in each developed country), which had a market capitalization range of up to $8.8 billion as of December 21, 2012. Finally, the Trust notes that several other prominent international small cap funds use a market capitalization range of up to $5 billion in defining small cap companies, which buttresses the Trust’s view that the proposed capitalization range is consistent with investor expectations.

As requested, we acknowledge the following: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to such comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

Please direct any questions you may have with respect to this filing to me at (617) 235-4975.

Very truly yours,

/s/ Renee E. Laws

Renee E. Laws

cc :	Michael Ponder, Esq.

Gregory C. Davis, Esq.

Rajib Chanda, Esq.